                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    FORM 11-K

         /X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED) FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                       OR

         / / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                           COMMISSION FILE NO. 0-2525

     A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

            Huntington Stock Purchase and Tax Savings Plan and Trust

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                              41 South High Street
                              Columbus, Ohio 43287

            HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST

                                      INDEX

                                                                                                   Page
Audited Financial Statements

  Report of Independent Auditors                                                                     3

  Statements of Net Assets Available for Benefits                                                    4
    December 31, 1994 and 1993

  Statements of Changes in Net Assets Available for Benefits                                         5
    For the Years Ended December 31, 1994, 1993 and 1992

  Notes to Financial Statements                                                                      6

Schedules

  Assets Held for Investment as of December 31, 1994                                                10

  Transactions or Series of Transactions in Excess of                                               11
    5 Percent of the Current Value of Plan Assets for
    the Year Ended December 31, 1994

Signature                                                                                           12

Exhibit

  Consent of Independent Auditors                                                                   13

                         REPORT OF INDEPENDENT AUDITORS



Huntington Stock Purchase and Tax Savings
    Plan and Trust Committee


We have audited the accompanying statements of net assets available for benefits of the Huntington Stock Purchase and Tax Savings Plan and Trust as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Huntington Stock Purchase and Tax Savings Plan and Trust at December 31, 1994 and 1993 and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994, and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.


                                        /s/ Ernst & Young LLP

June 26, 1995

HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                           December 31,
                                                    1994               1993
                                                ------------       ------------
ASSETS

Investments, at fair value:
  Huntington Bancshares Incorporated
  Common Stock: 8,604,989 shares in
  1994 and  6,175,944 shares in 1993
  Cost: $97,083,847 in 1994 and
   $74,130,841 in 1993 (Note 4)                 $148,436,062       $145,906,684

  Huntington Trust Company sponsored
    Common Trust Fund (Note 4)                     2,184,823          1,301,858

Contributions receivable                             667,370            648,634

Accrued dividends, interest receivable
  and other assets                                 1,859,698          1,273,920

Cash and cash equivalents (Note 2)                   116,393             72,469
                                                ------------       ------------

                             TOTAL ASSETS        153,264,346        149,203,565


LIABILITIES

Stock purchase payable                                52,279            644,025
                                                ------------       ------------
        NET ASSETS AVAILABLE FOR BENEFITS       $153,212,067       $148,559,540
                                                ============       ============


See notes to financial statements.

HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                        Years Ended December 31,
                                              1994                 1993                1992
                                         ---------------      ---------------     ---------------
ADDITIONS
Investment income:
  Cash dividends on
    Huntington Bancshares
    Incorporated Common Stock            $     5,951,221      $     4,540,933     $     3,563,131
  Interest                                        30,611               11,575              14,124
                                         ---------------      ---------------     ---------------
                                               5,981,832            4,552,508           3,577,255
Contributions:
  Employees                                    9,798,884            8,267,030           6,940,959
  Employer                                     8,222,567            6,787,214           4,813,107
                                         ---------------      ---------------     ---------------
                                              18,021,451           15,054,244          11,754,066

Assets of merged plans (Note 5)                9,526,740            1,593,787                --
                                         ---------------      ---------------     ---------------
               Total Additions                33,530,023           21,200,539          15,331,321

DEDUCTIONS

Distributions and Withdrawals                 15,371,930           13,272,207          10,627,628
                                         ---------------      ---------------     ---------------
              Total Deductions                15,371,930           13,272,207          10,627,628

Net realized and unrealized
  (depreciation) appreciation in
  fair value of investments (Note 4)         (13,505,566)          17,591,514          37,604,293
                                         ---------------      ---------------     ---------------
    Net increases                              4,652,527           25,519,846          42,307,986

Net assets available for
  benefits at beginning of year              148,559,540          123,039,694          80,731,708
                                         ---------------      ---------------     ---------------
Net assets available for
  benefits at end of year                $   153,212,067      $   148,559,540     $   123,039,694
                                         ===============      ===============     ===============

See notes to financial statements.

            HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1994

Note 1 - Summary of Accounting Policies

Description of the Plan

The Huntington Stock Purchase and Tax Savings Plan and Trust (the "Plan"), formerly the Huntington Bancshares Incorporated Qualified Employee Stock Purchase Plan, was initially adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on September 29, 1977, to be effective January 1, 1978. On August 19, 1992, the Plan was amended and restated, effective January 1, 1987, to comply with the Internal Revenue Code of 1986, as amended. The Plan was again restated October 13, 1994 with a general effective date of January 1, 1987 to incorporate provisions concerning merged plans. The following summary describes the provisions of the Plan in effect as of December 31, 1994.

Eligible employees may enroll on the first day of the month following six months of employment and attainment of age 21. Eligible employees of Huntington and its participating affiliates may choose between a pre-tax, after-tax, or a combined pre-tax and after-tax employee contribution. Participants may elect to make pre-tax matched contributions of up to 6% of their eligible compensation. Participants may also elect to make after-tax matched contributions of up to 3% of their eligible compensation, provided the sum of the participant's pre-tax matched and after-tax non-matched contributions equals at least 3% of their eligible compensation. A participant's combined pre-tax and after-tax matched contributions may not exceed 6% of the participant's eligible compensation. A participant who designates the maximum 6% matched contribution may make voluntary "after-tax non-matched" contributions to the Plan up to an additional 10% of eligible compensation. A participant who designates less than a 6% matched contribution may make after-tax non-matched contributions to the Plan subject to the following rules. If the pre-tax matched contributions of a participant are less than 3% of eligible compensation, after-tax contributions will be treated first as after-tax non-matched contributions until the sum of the pre-tax matched contributions and the after-tax non-matched contributions equals 3% of eligible compensation. Thereafter, after-tax contributions shall be treated as after-tax matched contributions, up to the limits described above, and then as after-tax non-matched contributions. The employer makes a matching contribution equal to 75% of an employee's contribution up to 6% of eligible compensation provided that no more than 3% of compensation is contributed on an after-tax basis. In addition, Huntington may make additional matching contributions, up to 25% of pre-tax and after-tax matched contributions, at the discretion of the Board of Directors.

The Huntington Trust Company, National Association (the "Plan Trustee") purchases shares of Huntington common stock for the Plan directly from Huntington or on the open market at market prices. Each participant's account is credited with the amount of dividends received attributable to the shares of common stock held in his or her account. Cash dividends are reinvested in Huntington common stock through the Huntington Dividend Reinvestment and Common Stock Purchase Plan (the "DRP"). The DRP allows a 5% discount on the average market price of shares purchased with dividends.

An active participant may suspend contributions to the Plan in a prescribed manner. An active participant may withdraw a portion of his or her account pursuant to the terms of the Plan. Employee and employer contributions are fully vested at all times. Employer contributions may not be withdrawn from the Plan by active participants during the 24 month period following their contribution to the Plan. Upon distribution, participants who have invested in Huntington common stock will be paid in Huntington common stock, with cash paid in lieu of fractional shares based upon the prevailing market value of Huntington common stock at the date of distribution, or if specified conditions are met, participants may elect to receive the distribution of their account balance in cash. For participants who have elected to invest in the Huntington Trust Company sponsored Common Trust Fund (the "Common Trust Fund"), distribution of the portion of their account attributable to the Common Trust Fund is made in cash.

Contributions made on a pre-tax basis are subject to special withdrawal rules prescribed by the Internal Revenue Code, and generally may not be distributed from the Plan prior to a participant's death, disability, termination of employment or attainment of age 59 1/2. Certain distributions may be made, however, in the event a participant requests a distribution due to financial hardship, and the request is approved by the administrative committee of the Plan. Participants should refer to the Summary Plan Description for a complete summary of the Plan provisions.

Distributions and Withdrawals

Distributions and withdrawals in the form of Huntington common stock are reported at fair value. Amounts previously reported for 1993 and 1992 have been changed to conform with the 1994 presentation.

Income and Expenses

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with each purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan, which were entirely borne by Huntington, totaled $363,465, $337,138, and $263,227 for 1994, 1993, and 1992, respectively.

Investments

The investment in Huntington common stock is carried at fair value based upon quoted prices as reported by the National Association of Securities Dealers Automated Quotation System. The Plan allows the Trustee an alternative investment for contributions and dividends received for certain participants who are also officers of Huntington, and who could be prohibited from trading in the common stock of Huntington under federal securities law. The Plan temporarily invests in Huntington Trust Company sponsored Monitor Money Market funds (the "Monitor Funds") to maximize the use of available funds in the Plan. All proceeds from these temporary investments, including interest received, are later invested in common stock of Huntington on behalf of the participants in accordance with the Plan's provisions. In conjunction with prior plan mergers, affected employees were permitted to make a one-time election to invest their pre-merger accounts in the Common Trust Fund.

Note 2 - Cash Equivalents

Cash and cash equivalents primarily represent funds temporarily invested in the Monitor Funds.

Note 3 - Federal Income Taxes

The Plan is in the form of a trust agreement between Huntington and the Trustee. The trust is a qualified trust within the meaning of Section 401(a) and as such, is exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986. Huntington has received a favorable determination letter dated June 13, 1995 from the Internal Revenue Service concerning the tax status of the Plan as restated October 13, 1994. Management of the Plan believes that subsequent Plan activities have had no adverse effect on the tax status of the Plan.

Withdrawals or other distributions from the Plan to participants in excess of their after-tax contributions may be considered taxable income to the participants by the Internal Revenue Service. Pre-tax matched contributions and related earnings thereon, generally are not includable in a participant's income for federal tax purposes until distributed from the Plan. All taxes relating to these transactions are the responsibility of the participants.

Note 4 - Net Realized and Unrealized (Depreciation) Appreciation of Investments

During each of the three years in the period ended December 31, 1994, the Plan's investments, including investments bought, sold, as well as held during the year, (depreciated) appreciated in fair value by $(13,505,566), $17,591,514, and $37,604,293 as follows:


                                                            Net
                                                      (Depreciation)
                                                       Appreciation      Fair Value
                                                      in Fair Value        at End
                                                       During Year        of Year
                                                     -------------      -------------
Year ended December 31, 1994
Fair value as determined by quoted market price:
   Huntington Bancshares Incorporated
         common stock                                $ (13,459,831)     $ 148,436,062
   Huntington Trust Company sponsored
         Common Trust Fund                                 (45,735)         2,184,823
                                                     -------------      -------------
                                                     $ (13,505,566)     $ 150,620,885
                                                     =============      =============

Year ended December 31, 1993
Fair value as determined by quoted market price:
   Huntington Bancshares Incorporated
         common stock                                $  17,619,424      $ 145,906,684
   Huntington Trust Company sponsored
         Common Trust Fund                                 (27,910)         1,301,858
                                                     -------------      -------------
                                                     $  17,591,514      $ 147,208,542
                                                     =============      =============


                                                          Net
                                                     (Depreciation)
                                                      Appreciation      Fair Value
                                                     in Fair Value        at End
                                                      During Year       of Year
                                                     ------------     ------------
Year ended December 31, 1992
Fair value as determined by quoted market price:
   Huntington Bancshares Incorporated
         common stock                                $ 37,573,977     $122,490,231
   Huntington Trust Company sponsored
         Common Trust Fund                                 30,316          543,486
                                                     ------------     ------------

                                                     $ 37,604,293     $123,033,717
                                                     ============     ============


Note 5 - Plan Mergers

During 1994, the assets of certain benefit plans, whose sponsors were previously acquired by Huntington, were merged into the Plan as follows:


                                                                               Plan Assets
                   Merged Plan                                                  at Merger
                   -----------                                                  ----------
        The Employee Investment Plan of
           The First National Bank of Morgantown                                $2,266,779

        CB&T Financial Corp. Employee Stock
            Purchase Plan                                                        4,127,665

        Commerce Banc Corporation 401(k) Plan                                    3,132,296
                                                                                ----------
                                                                                $9,526,740
                                                                                ==========

Effective July 1, 1993, the Charter Oak Financial Corporation Employee Savings and Retirement
Plan ("Charter Oak Plan") was merged into the Plan.  The Plan received assets of $1,593,787 from the Charter Oak Plan.


            HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST

                           ASSETS HELD FOR INVESTMENT

                                December 31, 1994

                                                                                                              Current
           Issuer                               Description of Investment                    Cost              Value
- ---------------------------                     ------------------------------              ------          -----------
Huntington Bancshares Incorporated*              8,604,989 shares of common stock         $97,083,847       $148,436,062

Common Trust Fund*                               157,273 units                              2,182,601          2,184,823

Monitor Funds*                                   116,392 units                                116,392            116,392

    * Indicates party-in-interest to the Plan.

            HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST

          TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT
                       OF THE CURRENT VALUE OF PLAN ASSETS

                          Year Ended December 31, 1994

 Identity                                          Total                               Current Value
 of Party        Description                     Number of             Purchase         of Asset on
 Involved         of Asset                      Transactions            Price         Transaction Date
 --------         --------                      ------------            -----         ----------------

Category (iii) - A series of securities transactions in excess of 5% of plan assets

   **      Huntington Bancshares Incorporated         74              $18,145,612        $18,145,612
           common stock, 846,069 shares




** Purchased directly from Huntington Bancshares Incorporated or on the open market at market price.



There were no category (i), (ii) or (iv) reportable transactions during 1994.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Stock Purchase and Tax Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                  HUNTINGTON STOCK PURCHASE
                                                  AND TAX SAVINGS PLAN AND TRUST

Date:  June 29, 1995                              By: /s/Brenda Warne
     -------------------                              -----------------------
                                                      Brenda Warne
                                                      Member of the Committee

                                                       Exhibit   to  the  Annual
                                                       Report (Form 11-K) of the
                                                       Huntington Stock Purchase
                                                       and Tax Savings  Plan and
                                                       Trust for the fiscal year
                                                       ended December 31, 1994.






                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-46327) pertaining to the Huntington Stock Purchase and Tax Savings Plan and Trust of Huntington Bancshares Incorporated and in the related Prospectus of our report dated June 26, 1995 with respect to the financial statements of the Huntington Stock Purchase and Tax Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 1994.


                                               /s/ Ernst & Young LLP

Columbus, Ohio
June 26, 1995